FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

24 February 2017
The Royal Bank of Scotland Group plc
LEI: 2138005O9XJIJN4JPN90

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Mark Seligman has been appointed as a Non-executive Director of RBS with effect from 1 April 2017.

Howard Davies, Chairman of RBS, said:

"Mark will bring a range of skills and expertise to the RBS Board and I am delighted he has agreed to join us.  A former senior investment banker with broad financial services knowledge, Mark also has substantial FTSE 100 Board experience gained in various industry sectors, including as a Committee Chair and Senior Independent Director.  I look forward to working with him".

Mr Seligman is currently Senior Independent Director of Kingfisher plc, and a Non-Executive Director of Smiths Group plc.

He has previously served as a Non-Executive Director of BG Group plc and as Deputy Chairman of G4S plc

During his executive career, Mr Seligman held various senior roles at Credit Suisse/BZW (including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB); and previously SG Warburg (ultimately as Managing Director, Head of Advisory).

There are no other matters requiring disclosure under Listing Rule 9.6.13.
For further information contact:

RBS Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Mark Seligman

Born in London, Mark Seligman (61) graduated from Oxford University with a MA in Philosophy, Politics and Economics and then trained as an accountant with Price Waterhouse.  After qualifying in 1980 he joined Chloride Group plc as a financial analyst, before taking a role in the corporate finance department at SG Warburg & Co Ltd.
Mark spent 12 years at SG Warburg, ultimately as Managing Director, Head of Advisory.  In 1995 Mark joined BZW as Joint Head of Corporate Finance, and in 1996 became Head of UK Investment Banking Credit Suisse First Boston ("CSFB"), following its acquisition of BZW.

In 1999 Mark became Deputy Chairman, CSFB Europe and, in 2003, Chairman, UK investment Banking.  In 2005 Mark became a Senior Adviser at Credit Suisse in order to develop his non-executive portfolio, a role he held until 2011.

In 2006 Mark became a Non-Executive Director of G4S plc.  He was appointed as Chairman of the Audit Committee in 2009, and then in 2011 he became Deputy Chairman, a role he held until stepping down in 2015.

Mark joined the Board of BG Group plc in 2009 and a year later became Audit Committee Chairman.  Mark's role on the BG Group plc Board ended in February 2016, following completion of the acquisition of BG Group plc by Royal Dutch Shell plc.

In 2012 Mark was appointed Senior Independent Director at Kingfisher plc.

Mark joined the Board of Smiths Group plc as a Non-Executive Director in 2016.

Mark also serves as an alternate member of the Panel on Takeovers and Mergers.

Date: 24 February 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary